UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

NOTICE TO SHAREHOLDERS

I – ANNOUNCEMENT AND PAYMENT OF INTERIM DIVIDEND - FISCAL YEAR 2013:

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders that the Board of Directors, at its meeting held on October 18th, 2013, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interim Dividends in the amount of R$ 746,000,000.00 (seven hundred and forty six million reais), based on earnings of the quarterly balance sheet of June 30, 2013.

The estimated amount per share is described in the table below:

Type of shares	Common	Preferred (*)
Amount per share: R$	0.622983965587	0.685282362145

(*)10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance with the single paragraph of the article 27 of the Company’s Bylaws, the interim dividends will be charged to the mandatory minimum dividend for the fiscal year of 2013.

The correspondent credit will be accounted, on individual basis for each shareholder holder of common and preferred shares, in accordance to the shareholder registry book position by the end of the day, on October 31st, 2013, inclusive. After this date, the shares will be considered as “ex-dividends”.

The payment of these interim dividends will be carried out starting as of November 26, 2013.

Note: The values per common and preferred share are estimates and may be further adjusted, due to the Share Buyback Program of the Company to be held in treasury to subsequent disposal and/or cancellation, according to the Notice of Material Fact of November 5, 2012.

II – DELIBERATION AND PAYMENT OF INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders that the Board of Directors, at its meeting held on October 18th, 2013, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on own capital, related to the fiscal year of 2013, in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM´s Instruction nº 207/96, in the gross amount of R$ 538,000,000.00 (five hundred and thirty eight million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 457,300,000.00 (four hundred and fifty seven million and three hundred thousand reais).

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Commom shares	0.449283342474	0.067392501371	0.381890841103
Preferred shares (*)	0.494211676721	0.074131751508	0.420079925213

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on own capital will be charged to the mandatory minimum dividend for the fiscal year of 2013, ad referendum of the General Shareholders’ Meeting.

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on October 31, 2013, including. After this date the shares will be considered as “ex-Interest on Own Capital”.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until November 8, 2013 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, Amarelo Velho Building, subsoil – Vila Yara – Zip code: 06029-900 – Osasco – SP.

The payment of these interest on own capital will be carried out starting as of November 26, 2013.

Note: The values per common and preferred share are estimates and may be subject to further adjustments due to any purchases of shares in the Share Buyback Program of the Company to be held in treasury and subsequent disposal and/or cancellation, according to the Notice of Material Fact of November 05, 2012.

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

III - Telefônica Brasil S.A. hereby informs its shareholders, that will be carried out starting on November 26, 2013 the payment of Dividends approved in the General Shareholders’ Meeting of the Company held on April 16, 2013 and Interest on Own Capital deliberated in the Board of Directors’ Meeting held on August 19, 2013 and Interest on Own Capital deliberated in the Board of Directors’ Meeting held on September 19, 2013, as described below:

(i) 2012  DIVIDENDS APPROVED IN THE GENERAL SHAREHOLDERS’ MEETING ON APRIL 16, 2013.

Payment of Dividends approved in the General Shareholders’ Meeting held on April 16, 2013, to holders of common and preferred shares of the Company with equity position by the end of April 16, 2013, in the amount of R$ 1,498,768,568.04 (one billion, four hundred and ninety eight million, seven hundred and sixty eight thousand, five hundred and sixty eight reais and four cents), in accordance to the table below:

Types of shares	Common	Preferred (*)
Amount per share: R$	1.251620356588	1.376782392246

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

(ii) INTEREST ON OWN CAPITAL DELIBERATED ON AUGUST  19, 2013.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting, held on August 19, 2013, to holders of common and preferred shares of the Company with equity position by the end of August 30, 2013, including, according to the notice to shareholders published on August 19, 2013, in the amount of R$220,000,000.00 (two hundred and twenty million reais), subject to withholding tax of 15%, resulting in a net amount of R$187,000,000.00 (one hundred and eighty seven million reais). The value per share is described in the table below, ratified by the Notice to Shareholders held on August 30, 2013:

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Commom shares	0.183721812907	0.027558271936	0.156163540971
Preferred shares (*)	0.202093994198	0.030314099129	0.171779895069

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on own capital will be charged to the mandatory minimum dividend for the fiscal year of 2013, ad referendum of the General Shareholders’ Meeting.

(iii) INTEREST ON OWN CAPITAL DELIBERATED ON SEPTEMBER 19, 2013.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting, held on September 19, 2013, to holders of common and preferred shares of the Company with equity position by the end of September 30, 2013, including, according to the Notice to Shareholders published on September 19, 2013, in the amount of R$220,000,000.00 (two hundred and twenty million reais), subject to withholding tax of 15%, resulting in a net amount of R$187,000,000.00 (one hundred and eighty seven million reais). The value per share is described in the table below, ratified by the Notice to Shareholders held on September 30, 2013.

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Commom shares	0.183721812907	0.027558271936	0.156163540971
Preferred shares (*)	0.202093994198	0.030314099129	0.171779895069

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on own capital will be charged to the mandatory minimum dividend for the fiscal year of 2013, ad referendum of the General Shareholders’ Meeting.

IV – INCOME TAX WITHHOLDING

1 - Dividends

Dividends are exempt of Income Tax Withholding, according to the Law 9249/95.

2 – Interest On Own Capital

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

An income tax of 15% is withheld at the source when paying Interest On Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

V – ADDITIONAL INFORMATION:

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, October 18th, 2013.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 18, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director